NEWS RELEASE

AUGUSTA RESOURCE PROVIDES PERMITTING UPDATE

Toronto, Ontario, May 01, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) ("Augusta" or the "Company") provided a permitting update today on its Rosemont Copper Project (“Rosemont” or the “Project”).

US Forest Service (USFS): Record of Decision
The objection review process for the draft Record of Decision (“ROD”) concluded on April 30, 2014. Rosemont has been informed by the USFS that it will take additional time to review the approximately 100 comments received and has sent notices to each objector that the process will extend into May 2014. The USFS has said they will strive to issue a response to the objectors without undue delay and will provide an update on its progress and the schedule for the ROD by the end of May 2014.

Army Corps of Engineers (ACOE): Clean Water Act 404 Permit
Rosemont has been informed by the ACOE that there is a shortfall between the mitigation plan proposed in April and the mitigation needed to fully offset impacts to waters of the U.S. associated with the Project. The process of evaluating other permitting criteria, such as compliance with 404 guidelines, the evaluation of the public benefit, as well as a more detailed analysis of the mitigation plan, remain to be completed. The ACOE stated that this notification should not be taken as an indication that a permit decision has been made and they remain on schedule to deliver the permit decision for Rosemont by the end of June 2014, provided that the USFS issues its Record of Decision prior to that date. The ACOE is continuing to work with Rosemont to address the ACOE’s issues.

“We look forward to dialogue and details from the Army Corps of Engineers,” says Katherine Arnold, Augusta’s Vice-President of Environmental and Regulatory Affairs. “We know the impacts can be mitigated and we will continue to work with the Federal agencies towards a successful conclusion of the 404 and NEPA process without undue delay.”

The Company’s permitting guidance has been based on and been consistent with USFS guidance. At this time, guidance remains unchanged until a definitive schedule for the Record of Decision is provided by the USFS.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. Augusta's shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860-6310
Email: lcornacchia@augustaresource.com

Media Inquiries:
Ian Hamilton
DFH Public Affairs
Tel: (416) 206-0118 x222 or (905) 399-6591
Email: ian@dfhpublicaffairs.com

Cautionary Statements Regarding Forward Looking Information
Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay and the strategic review process of Augusta, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com